

SEC   16001571



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___10 / 01 / 14___ AND ENDING___09 / 30 / 15___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANZ Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___277 Park Avenue, 31st Floor___
(No. and Street)

___New York___   ___NY___   ___10172___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Markus Schmalhofer___   ___212.801.9864___
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___KPMG LLP___
(Name – if individual, state last, first, middle name)

___345 Park Avenue___   ___New York___   ___NY___   ___10154___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Markus Schmalhofer_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
ANZ Securities, Inc. , as
of _September 30_ , 20 _15_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ 11/25/15
Signature

Financial Operations Principal
Title

Andrea Lowenthal 11/25/15
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

OATH OR AFFIRMATION

I, __Markus Schmalhofer_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ANZ Securities, Inc._____, as of __September 30_____, 20 _15_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____   ~~Schuelc~~   11/25/15
                                                          Signature

                                                  Financial Operations Principal
                                                          Title

Andrea Lowenthal 11/25/15
        Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ANZ SECURITIES, INC.
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
ANZ Securities, Inc.:

We have audited the accompanying statement of financial condition of ANZ Securities, Inc. as of September 30, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ANZ Securities, Inc. as of September 30, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 25, 2015

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

ANZ SECURITIES, INC.
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2015

	Note		
Assets			
Cash and cash equivalents	2d, 3, 8	$	59,093,176
Fails to deliver	8		3,652,300
Receivable from brokers, dealers and clearing organizations			140,396
Private placement and underwriting fees receivable			4,816,134
Management fee receivable from Ultimate Parent	5, 8		1,429,354
Deferred tax asset, net	7		750,999
Current taxes receivable	7		1,864,685
Total assets			71,747,044
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses	8		2,084,646
Fails to receive	8		3,652,300
Total liabilities			5,736,946
Commitments and contingent liabilities	5		
Subordinated borrowings with Parent	4, 8		20,000,000
Stockholder's equity:			
Common stock, no par value. Authorized, issued, and outstanding, 200 shares			548,487
Retained earnings			45,461,611
Total stockholder's equity			46,010,098
Total liabilities and stockholder's equity		$	71,747,044

See accompanying notes to statement of financial condition.

ANZ SECURITIES, INC.
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Notes to Statement of Financial Condition

September 30, 2015

(1) Organization

ANZ Securities, Inc. (the Company) is a wholly owned subsidiary of Minerva Holdings Limited, which, in turn, is a wholly owned subsidiary of ANZ Funds Pty Limited (the Parent), which, in turn, is ultimately a wholly owned subsidiary of Australia and New Zealand Banking Group Limited (the Ultimate Parent).

The Company is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), as well as the Securities Investor Protection Corporation (SIPC).

The Company participates in the underwriting of fixed income securities as a Selling Group Member, Manager, or Co-Manager. The Company is a placement agent in the Regulation D private placement of securities on a "best-efforts" basis. Clearing and settlement services in relation to underwriting activities are rendered by an independent firm, Pershing LLC, under a fully disclosed clearing agreement.

Further, the Company is a dealer in Australian, New Zealand, and Asian fixed income securities and acts as an agent for the Ultimate Parent, liaising between U.S. customers and the Ultimate Parent. The Ultimate Parent performs execution, clearing, and settlement services for the transactions where the Company acts as its agent.

Securities transactions are made on a delivery versus payment basis or receipt versus payment basis (DVP/RVP).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in United States dollars. This financial statement is prepared under U.S. generally accepted accounting principles (GAAP).

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates and assumptions.

(c) Fixed Assets

The Company does not maintain or own any fixed assets. The furniture, fixtures, and equipment used in the daily operation are rented from the Ultimate Parent's New York branch.

(d) Cash and Cash Equivalents

The Company considers investments in money market funds and all highly liquid investments with an original maturity of 90 days or less at the time of purchase as cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

ANZ SECURITIES, INC.
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Notes to Statement of Financial Condition

September 30, 2015

(e) Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*. The Company records income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets, unless it is more likely than not that such assets will be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(f) Loss contingencies

The accrual amounts for legal contingencies are estimated in accordance with the probability of occurrence and reasonably estimable criteria of Account Standards Codification (ASC) Subtopic 450-20, *Loss Contingencies*.

(3) Cash and Cash Equivalents

The composition of cash and cash equivalents as of September 30, 2015 is as follows:

Money Market Account	$	58,824,720
Payroll Account		91,742
Operating Bank Account (refer to Note 8 Related Party Transactions)		176,714
Total cash and cash equivalents	$	59,093,176

(4) Subordinated Borrowings

The Company has a Revolving Credit Facility (RCF) provided by the Parent whereby the Parent irrevocably agrees that the obligations of the Company, with respect to the payment of principal and interest, shall be subordinate to all claims of all other present and future creditors of the Company.

The RCF has a principal amount of $150 million and a scheduled maturity date of December 16, 2016, having been renegotiated in January 2014 from the original maturity date of November 10, 2014. As of September 30, 2015 the RFC was bearing interest at the rate of the three-month USD London Interbank Offered Rate (LIBOR) plus 241 basis points payable on the outstanding advances.

Under the terms of the RCF, the Company may draw on the facility and/or repay outstanding advances in aggregate amounts of $10 million or multiples thereof until December 16, 2015. Thereafter, in the remaining year to December 16, 2016, the Company is not able to make incremental drawings, and must repay any outstandings by the maturity date. The Company is required to notify FINRA of advances drawn under the RCF; while repayments of the principal amount prior to the final maturity date are subject to written approval of FINRA.

The Company received approval from FINRA that the current RCF meets FINRA's subordination requirements. It is included in net capital in the computation of net capital under SEC Rule 15c3-1 (see Note 9).

(5) Commitments and Contingent Liabilities

The Company is party to outstanding court proceedings and lawsuits relating to certain underwriting activities. The Company has an insurance policy with a captive insurance company operated by the Ultimate Parent covering all related potential losses subject to an insurance deductible.

At September 30, 2015, the Company recorded an accrued liability of $1 million, unchanged from the prior fiscal year, to cover the estimated litigation exposure associated with pending individual actions.

(6) Employee Benefits

The Company participates in the Australia and New Zealand Bank Retirement Savings Plan, which is a defined contribution plan sponsored by the Ultimate Parent's New York branch. The plan is qualified under Section 401(k) of the Internal Revenue Code and covers all employees of the Company. Under the plan, employees are permitted to contribute up to 50% of compensation on a pre-tax basis and an additional 6% after tax, limited to maximum annual contribution amounts as set by the Internal Revenue Code. The Company makes matching contributions of up to 4% of employees' salaries, and in addition may make an additional discretionary contribution of employees' salaries.

Certain employees were granted deferred equity compensation during the current year as well as in prior years, paid in shares of the Ultimate Parent which vest to the employee after a predetermined period from the date of grant, usually over three years. As of September 30, 2015, $119,601 of unrecognized compensation costs related to unvested deferred compensation remains.

ANZ SECURITIES, INC.
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Notes to Statement of Financial Condition

September 30, 2015

(7) Income Taxes

As of September 30, 2015, the Company recognized a deferred tax asset of $415,144 related to the provision raised for estimated litigation exposure associated with specific actions (refer to Note 5), $44,961 related to interest expense, and $290,894 related to employee compensation. Management has determined that the realization of the recognized deferred tax assets is more likely than not, based on taxable temporary differences and anticipated future taxable income.

The Company did not have any uncertain tax positions in the current year, and there are no tax positions that the Company has taken for which it is reasonably possible that the unrecognized benefit will significantly change in the next twelve months.

New York State and New York City are principally where the Company is subject to state and local income taxes, respectively. The Company's Federal, New York State, and New York City tax returns for fiscal years ended September 30, 2012, 2013 and 2014 are open to examinations. The Company is currently under audit examination for fiscal years ended September 30, 2012 and 2013 by the New York State Department of Taxation and Finance.

(8) Related Party Transactions

In the normal course of business the Company conducts transactions with its Parent, the Ultimate Parent and other related parties. No outstanding amounts as of September 30, 2015 have been written down or recorded as allowances, as they are considered fully collectible.

The following is a summary of amounts reflected in the statement of financial condition that are a result of transactions with affiliated companies as of and for the year ended September 30, 2015:

	Ultimate Parent	Other members of ANZ Group
Statement of financial condition, asset/(liability):		
Operating Bank Account	$ 176,714	$ -
Management fee receivable from Ultimate Parent	1,429,354	-
Private placement and underwriting fees receivable	781,250	625,000
Fails to deliver	970,618	-
Accounts payable and accrued expenses	(170,897)	-
Fails to receive	(2,681,682)	-
Subordinated borrowings	-	(20,000,000)

(9) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company calculates its net capital requirement under the alternative method, which requires a broker-dealer to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit balances.

At September 30, 2015, the Company had net capital of $57,129,667, which was $56,879,667 in excess of its required net capital of $250,000, which is in compliance with the required net capital in accordance with SEC Rule 15c3-1.

(10) Subsequent Events

The Company has evaluated subsequent events through the date the accompanying financial statements were issued, which was November 25, 2015. None were identified for inclusion in this report.



ANZ Securities, Inc.
277 Park Avenue, 31st Floor, New York, NY 10172
Phone (212) 801 - 9160 | Fax (212) 801 - 9163

ANZ Securities, Inc.'s Exemption Report

ANZ Securities, Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claims exemptions from 17 C.F.R. § 240.15c3-3(k)(2)(i) and (2)(ii) (the "exemptive provisions"); and

(2) the Company met the exemption provisions throughout the period from October 1, 2014 to September 30, 2015 without exception.

ANZ Securities, Inc.

Markus Schmalhofer,   November 24, 2015

Financial Operations Principal



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
ANZ Securities, Inc.:

We have reviewed management's statements, included in the accompanying ANZ Securities, Inc.'s Exemption Report (the Exemption Report), in which (1) ANZ Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (2)(i) and (2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the period from October 1, 2014 to September 30, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



November 25, 2015



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
ANZ Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by ANZ Securities, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as per the Company's bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the Company's trial balance for the year ended September 30, 2015 noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the Company's trial balance supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



November 25, 2015